Exhibit 99.1

Allego Reports Solid First-Half 2023 Results

•	First half 2023 revenue increased 34.6% to €68.2 million, compared to €50.7 million in the prior year period.

•	First half 2023 charging revenue was up by €27.1 million, or 113.1%, to €51.1 million compared to €24.0 million for the six months ended June 30, 2022.

•	First half 2023 net loss was €(38.9) million, compared to €(247.1) million in the prior-year period.

•	Operational EBITDA was €11.7 million increasing steadily compared to the prior-year period loss of €(1.5) million.

•	Allego entered into a long-term agreement with Esso Deutschland through 2028 to sell compliance credits for a potential total value of up to €185 million.

•

In a first-of-its-kind collaboration, Allego is partnering with gas station brand OIL! Tank & Go in Denmark to equip its 80 stations of which 14 charging sites are expected to be fully operational and added to the Company’s network in the first quarter of 2024.

ARNHEM, Netherlands – August 15, 2023 – Allego N.V. (“Allego” or the “Company”) (NYSE: ALLG), a leading pan-European public electric vehicle fast and ultra-fast charging network, today announced its results and key performance metrics for the first half of 2023.

First Half 2023 Ended June 30, 2023

•	Revenue climbed 34.6% to €68.2 million from €50.7 million in the same period of 2022.

•

Charging revenue was up by €27.1 million, or 113.1%, to €51.1 million compared to €24.0 million for the six months ended June 30, 2022. The improvement was driven by a mix of increased utilization rates, premium pricing on ultra-fast and fast chargers, and an increase of 37.9% in energy sold compared with the previous period.

•

Services revenue decreased to €17.1 million compared to €26.7 million, completely driven by the expected phasing out of the Carrefour project compared to the first half of 2022 and before the start-up of new projects in H2 2023.

•

Gross profit grew to €20.5 million, compared to €2.3 million in the prior-year period. This increase of €18.2 million was primarily driven by an expansion in gross profit on charging revenue of €21.7 million, partly offset by a decrease of €3.5 million in services revenue gross margin. This shift towards charging revenue from service revenue is in line with Allego’s business strategy.

•

First half 2023 net loss was €(38.9) million compared to the prior-year period of €(247.1) million; Operational EBITDA was €11.7 million, compared to the prior-year period of €(1.5) million. The strong improvement in the first half 2023 net results was primarily driven by a substantial decrease in non-cash one-time items related to the New York Stock Exchange listing and an improved operational performance on the charging revenue.

•	As of June 30, 2023, the Company’s network of ultra-fast charging points rose by 107% compared to the same period in the previous year, demonstrating Allego’s focus on its ultra-fast charging network.

	Six Months Ended June 30
Metrics	2023	2022	% Change
Average Utilization Rate	12.6%	8.3%	51%
Average Utilization Rate: Mature (installed before Jan 1, 2023)	13.4%	—	—
Average Utilization Rate: New (installed after Jan 1, 2023)	8.9%	—	—
Total Public Charging Ports(1)	29,354	29,698	-1.2%
Recurring Users %	80%	80%	0%
Owned Public Charging Ports(1)	24,934	24,255	2.8%
# Owned Fast & Ultra-Fast Charging Ports(1)	1,661	1,293	28.5%
Third-Party Public Charging Ports(1)	4,420	5,443	-18.8%
Total # Sessions (‘000)(2)	5,210	4,443	17.2%
Total Energy Sold (GWh)	96.4	69.9	37.9%
Secured Backlog (sites)(1)	1,350	1,100	22.7%

(1)	As of June 30, 2023, and June 30, 2022, respectively
(2)	Total # sessions include owned and third party

2023 Outlook

Full-Year Guidance Range:

•	Energy Sold: 215 GWh - 225 GWh

•	Total Revenues: €180 - €200 million

•	Operational EBITDA: €30 - €40 million

CEO and CFO Comments and Outlook

Allego’s Chief Executive Officer, Mathieu Bonnet, commented, “I am pleased with our performance through the first half of 2023. We have focused on the expansion of our ultrafast charging network while increasing our charging revenue. We have significantly improved our operational EBITDA performance by growing our margins through our execution of power purchase agreements (PPAs), the management of our energy costs globally and the efficiency of our operations. Our consolidated utilization rate climbed from the prior year, indicating the growing market for EVs as well as the quality of our premium locations. The average utilization rate, adjusted for chargers installed during 2023, was 13.4%, demonstrating that the more mature chargers are continuing to develop well.”

Mr. Bonnet continued, “We continue to execute our business strategy through agreements such as the one with Esso in Germany whereby we generate revenue from selling our compliance credits from the renewable energy that is consumed through our charging network, further improving our unit economics in Germany. As communicated before, the majority of our network’s renewable energy will be sourced through the PPA’s completing what we believe to be is a virtuous and beneficial circle for all our stakeholders. As we look ahead to the second half of the year, we anticipate robust utilization rates and charging revenue growth as we expand our operational footprint.”

Allego’s Chief Financial Officer, Ton Louwers, said “I am very pleased with our financial performance for the first six months of 2023. In line with our strategy, we see a strong growth in our charging revenue on the back of the build out of the ultra-fast charging network. As a result, our gross profit increased substantially to €20.5 million, compared to €2.3 million in the prior-year period. Combined with a stable development of our SG&A (adjusted for one-offs) we saw our Operational EBITDA grow by €13.2 million to €11.7 million, compared to a loss of €(1.5) million in the prior-year period.”

Mr. Louwers added, “The optimization in our working capital management has illustrated our progress to a more steady and stable operational state. We expect to see a further increase in our inventory, anticipating a further ramp-up of our ultra-fast charging network.

We anticipate a sustained growth trajectory for the full year. We have narrowed our guidance revenue range to between €180 million and €200 million, while maintaining our Operational EBITDA expectations to be between €30 million and €40 million. We anticipate the energy sold for the year to be between 215 GWh and 225 GWh.”

Key Financials

(in €‘mm)	Six Months Ended June 30
	2023	2022	% Change
Charging Revenue	51.1	24.0	113.1%
Services Revenue	17.1	26.7	-36.1%
Total Revenue	68.2	50.7	34.6%
Net Loss	(38.9)	(247.1)
Operational EBITDA	11.7	(1.5)

Conference Call Information

Allego will hold a conference call for investors at 8:30 AM Eastern Time today, Tuesday, August 15, 2023, to discuss its results for the second quarter of 2023.

Participants may access the call at 1-877-407-9716, international callers may use 1-201-493-6779 and request to join the Allego earnings call. A live webcast will also be available at https://ir.allego.eu/events-publications.

A telephonic replay of the call will be available shortly after the conclusion of the call and until August 29, 2023. Participants may access the replay 1-844-512-2921, international callers may use 1-412-317-6671 and enter access code 13739126. An archived replay of the call will also be available on the investor portion of the Allego website at https://ir.allego.eu/.

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About Allego

Allego is a leading provider of electric vehicle charging solutions, dedicated to accelerating the transition to electric mobility with 100% renewable energy. Allego has developed a comprehensive portfolio of innovative charging infrastructure and proprietary software, including its Allamo and EV Cloud software platforms. With a network of almost 35,000 charging points (and counting) spanning 16 countries, Allego delivers independent, reliable, and safe charging solutions, agnostic of vehicle model or network affiliation. Founded in 2013 and publicly listed on the NYSE in 2022, Allego now employs a team of 220 people striving every day to make charging accessible, sustainable, and enjoyable for all.

For more information, please visit www.allego.eu.

Forward-Looking Statements

All statements other than statements of historical facts contained in this press release are forward-looking statements. Allego intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,”, “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, without limitation, Allego’s expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Allego’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) changes adversely affecting Allego’s business, (ii) the price and availability of electricity and other energy sources, (iii) the risks associated with vulnerability to industry downturns and regional or national downturns, (iv) fluctuations in Allego’s revenue and operating results, (v) unfavorable conditions or further disruptions in the capital and credit markets, (vi) Allego’s ability to generate cash, service indebtedness and incur additional indebtedness, (vii) competition from existing and new competitors, (viii) the growth of the electric vehicle market, (ix) Allego’s ability to integrate any businesses it may acquire, (x) Allego’s ability to recruit and retain experienced personnel, (xi) risks related to legal proceedings or claims, including liability claims, (xii) Allego’s dependence on third-party contractors to provide various services, (xiii) data security breaches or other network outage, (xiv) Allego’s ability to obtain additional capital on commercially reasonable terms, (xv) Allego’s ability to remediate its material weaknesses in internal control over financial reporting, (xvi) the impact of COVID-19, including COVID-19 related supply chain disruptions and expense increases, (xvii) general economic or political conditions, including the Russia/Ukraine conflict or increased trade restrictions between the United States, Russia, China and other countries, and (xviii) other factors detailed under the section entitled “Risk Factors” in Allego’s filings with the Securities and Exchange Commission. The foregoing list of factors is not exclusive. If any of these risks materialize or Allego’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Allego presently does not know or that Allego currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Allego’s expectations, plans or forecasts of future events and views as of the date of this press release. Allego anticipates that subsequent events and developments will cause Allego’s assessments to change. However, while Allego may elect to update these forward-looking statements at some point in the future, Allego specifically disclaims any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Allego’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Interim condensed consolidated statement of profit or loss for the six months ended June 30, 2023 and 2022 (unaudited)

(in €‘000)	2023	2022 (restated) (1)
Revenue from contracts with customers
Charging sessions	51,139	23,994
Service revenue from the sale of charging equipment	1,485	18,442
Service revenue from installation services	10,283	5,964
Service revenue from operation and maintenance of charging equipment	2,256	1,822
Service revenue from consulting services	3,047	470
Total revenue from contracts with customers	68,210	50,692
Cost of sales
Cost of sales - charging sessions	(37,760)	(32,337)
Cost of sales - sale of charging equipment	(554)	(13,022)
Cost of sales - installation services	(8,637)	(2,903)
Cost of sales - operation and maintenance of charging equipment	(801)	(154)
Total cost of sales	(47,752)	(48,416)
Gross profit	20,458	2,276
Other income	4,153	8,987
Selling and distribution expenses	(1,109)	(1,697)
General and administrative expenses	(47,193)	(271,653)
Operating loss	(23,691)	(262,087)
Finance income/(costs)	(14,748)	15,173
Loss before income tax	(38,439)	(246,914)
Income tax	(505)	(161)
Loss for the half-year	(38,944)	(247,075)
Attributable to:
Equity holders of the Company	(38,812)	(246,913)
Non-controlling interests	(132)	(162)
Loss per share attributable to the Equity holders of the Company:
Basic and diluted loss per ordinary share	(0.15)	(1.05)

(1)

Refer to Note 2.7.24 of the Company’s consolidated financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 for details regarding the restatement of comparative figures as a result of changes in accounting policies.

Interim condensed consolidated statement of financial position as at June 30, 2023 (unaudited) and December 31, 2022

(in €‘000)	30-Jun-23	31-Dec-22
Assets
Non-current assets
Property, plant and equipment	156,293	134,718
Intangible assets	22,253	24,648
Right-of-use assets	54,285	47,817
Deferred tax assets	523	523
Other financial assets	56,621	62,487
Total non-current assets	289,975	270,193
Current assets
Inventories	31,530	26,017
Prepayments and other assets	12,837	9,079
Trade and other receivables	36,933	47,235
Contract assets	2,843	1,512
Other financial assets	6,389	601
Cash and cash equivalents	65,150	83,022
Total current assets	155,682	167,466
Total assets	445,657	437,659
Equity
Share capital	32,062	32,061
Share premium	365,900	365,900
Reserves	(14,515)	(6,860)
Accumulated deficit	(396,717)	(364,088)
Equity attributable to equity holders of the Company	(13,270)	27,013
Non-controlling interests	613	745
Total equity	(12,657)	27,758
Non-current liabilities
Borrowings	312,400	269,033
Lease liabilities	50,371	44,044
Provisions and other liabilities	887	520
Contract liabilities	1,119	2,442
Deferred tax liabilities	1,980	2,184
Total non-current liabilities	366,757	318,223
Current liabilities
Trade and other payables	40,441	56,390
Contract liabilities	13,667	7,917
Current tax liabilities	1,212	1,572
Lease liabilities	8,296	7,280
Provisions and other liabilities	24,258	17,223
Warrant liabilities	3,683	1,296
Total current liabilities	91,557	91,678
Total liabilities	458,314	409,901
Total equity and liabilities	445,657	437,659

Interim condensed consolidated statement of cash flows for the six months ended June 30, 2023 and 2022 (unaudited)

(in €‘000)	2023	2022 (restated) (1)
Cash flows from operating activities
Cash generated from/(used in) operations	(22,669)	(88,262)
Interest paid	(1,456)	(3,494)
Income taxes paid	(375)	(320)
Other cash flows from operating activities	177	—
Net cash flows from/(used in) operating activities	(24,323)	(92,076)
Cash flows from investing activities
Acquisition of Mega-E, net of cash acquired	—	874
Acquisition of MOMA, net of cash acquired	—	(28,733)
Purchase of property, plant and equipment	(32,180)	(12,944)
Proceeds from sale of property, plant and equipment	—	97
Purchase of intangible assets	—	(1,355)
Proceeds from investment grants	25	235
Other cash flows used in investing activities	(113)	—
Net cash flows from/(used in) investing activities	(32,268)	(41,826)
Cash flows from financing activities
Proceeds from borrowings	43,400	—
Payment of principal portion of lease liabilities	(2,359)	(2,819)
Payment of transaction costs on new equity instruments	—	(925)
Payment of transaction costs on borrowings	(2,331)	—
Proceeds from issuing equity instruments (Spartan shareholders)	—	10,079
Proceeds from issuing equity instruments (PIPE financing)	—	132,690
Net cash flows from/(used in) financing activities	38,710	139,025
Net increase/(decrease) in cash and cash equivalents	(17,881)	5,123
Cash and cash equivalents at the beginning of the half-year	83,022	24,652
Effect of exchange rate changes on cash and cash equivalents	9	—
Cash and cash equivalents at the end of the half-year	65,150	29,775

(1)

Refer to Note 2.7.24 of the Company’s consolidated financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 for details regarding the restatement of comparative figures as a result of changes in accounting policies.

Reconciliation of Loss for EBITDA and Operational EBITDA for the six months ended June 30, 2023 and 2022 (unaudited)

	Six months ended June 30,
(in € millions)	2023	2022
Loss for the period	(38.9)	(246.6)
Income tax	0.5	0.2
Finance costs	12.4	(15.1)
Amortization and impairments of intangible assets	2.4	1.7
Depreciation and impairments of right-of-use assets	3.8	2.9
Depreciation, impairments and reversal of impairments of property, plant and equipment	10.5	5.9
EBITDA	(9.3)	(251.0)
Fair value gains / (losses) on derivatives (purchase options)	2.4	(3.8)
Share-based payment expenses	11.5	241.3
Transaction costs	—	9.1
Business optimization costs	7.1	2.9
Operational EBITDA	11.7	(1.5)

FINANCIAL INFORMATION; NON-IFRS FINANCIAL MEASURES

Some of the financial information and data contained in this press release, such as EBITDA and Operational EBITDA, have not been prepared in accordance with Dutch generally accepted accounting principles, United States generally accepted accounting principles or the International Financial Reporting Standards (“IFRS”). We define (i) EBITDA as earnings before interest expense, taxes, depreciation and amortization and (ii) Operational EBITDA as EBITDA further adjusted for reorganization costs, certain business optimization costs, lease buyouts, and transaction costs. Allego believes that the use of these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Allego’s financial condition and results of operations. Allego’s management uses these non-IFRS measures for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. Allego believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends and in comparing Allego’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. Management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses and income that are required by IFRS to be recorded in Allego’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, management presents non-IFRS financial measures in connection with IFRS results, and reconciliations to the most directly comparable IFRS measure are provided in this press release.

Contact:

Investors

investors@allego.eu

Media

allegoPR@icrinc.com